

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 19, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Athena Consumer Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant

- Shares of Class A common stock, par value $0.0001 per share, included as part of the units

- Redeemable warrants included as part of the units

Sincerely,